Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 333-124748

THIS FILING CONSISTS OF A MESSAGE TO EMPLOYEES IN CONNECTION WITH THE PROPOSED COMBINATION OF STANTEC INC. (“STANTEC”) AND THE KEITH COMPANIES, INC. (“TKC”).

Additional Information and Where to Find It

In connection with the proposed merger, Stantec and TKC have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of TKC may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements

This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

CEO Forum Message – July 22, 2005

Since our last messages much progress has been made towards the close of the merger. We thought it would be appropriate to deliver a joint message to share with you the information we have to date and hopefully answer some of the questions you may have.

The closing date has been pushed back a little from our aggressive schedule and is now expected to be toward the end of August. We cannot finalize the date because we do not have SEC approval of our filings yet, but we expect that the exact date will be finalized before the end of July.

While sometimes appearing slow, we are in the process of making the final decisions which will permit us to start the integration process as soon as TKC shareholder approval is received. A significant number of transitional changes will begin immediately following closing and others will occur over time. Subject to TKC shareholder approval, here are several detailed points that have been decided:

•	On September 30, TKC employees will be converting to the majority of Stantec’s policies and practices. TKC employee orientations will take place shortly after the merger and at that time a detailed explanation will be provided of what these changes will mean.

•	The current TKC healthcare benefits plan will remain in place until March 1, 2006. A decision on what happens after that has not been made as we are still assessing options. Once we have a plan, we will communicate the details regarding changes to the healthcare benefits, if any, well in advance.

•	We will begin the conversion from TKC’s financial reporting system to Stantec’s Enterprise system on September 30 with an expected completion in mid-November. During this time, there will be a six or seven week “dark” period when we will be unable to process invoices on existing TKC projects. A concerted effort will be made to process as many invoices as possible with the current TKC system prior to the start of the conversion. We will use this transition period for training of TKC staff on the use of the new system.

•	We will be changing the name of all operations to the Stantec brand as quickly as possible and practical after the close. A detailed transition plan is being developed and further information will be provided as we finalize the logistics.

•	TKC will be issuing a memo within the next two weeks to its stock option holders indicating how their stock options will be treated and what options they have for handling them in advance of closing the merger.

•	As we indicated, our plan is to adopt the best practices of both companies wherever possible and implement them company-wide following the merger. One TKC area that is being considered for company-wide adoption is TKC’s Contracts Department concept. Stantec’s operations and accounting staffs have been impressed by the effectiveness of this group at TKC. While some of the responsibilities and practices may change to take advantage of the capabilities of Stantec’s Enterprise system, the departmental concept is one that Stantec wants to replicate. To start, TKC’s Contracts Department’s services will slowly branch out into Stantec offices in the US Southwest and West. When the concept is fully operational and adjusted to accommodate the department goals and Stantec’s culture, it will be replicated in other regions of Stantec. TKC staff will play a major role in this implementation.

•	It is expected that Stantec stock will begin trading on the New York Stock Exchange under the symbol “SXC” on August 5. On that morning, we (Tony and Aram) will “ring the bell” on the New York Stock Exchange. Listing of Stantec’s stock on a US exchange at or prior to closing fulfills one of the conditions of the Merger Agreement.

•	The overall organizational analysis and change resulting from the merger is almost complete and consists of two parts 1) operations management, including our regional and practice area leadership, and 2) support functions management and leadership which will enable us to capitalize on and use the combined strength of Stantec and TKC’s mutual support and corporate resources. We appreciate your understanding and patience as we continue to work on this analysis. This is a time consuming task in that we need to review and completely understand each other’s organization and strengths before we can finalize a combined integration plan.

There will be many employee orientation and training sessions in the weeks and months following the merger and we will provide you with detailed timelines for when the sessions are happening. Some of these sessions are online training modules you will complete on your own and others are face-to-face programs. These training and information sessions are necessary to help employees make a smooth transition from TKC to Stantec and will include an overall employee orientation, how to complete your timecard and submit expense reports, project manager training, and much more.

In addition to the integration planning, a number of meetings have been taking place over the past few weeks The following are a few examples of how we have been working together to prepare for the integration of Stantec and TKC:

•	TKC’s Eric Nielsen, Tom Braun, and Dean Palumbo visited Stantec’s Phoenix and Tucson offices on July 6 to meet the staff there. Barry Lester from Stantec provided introductions to Stantec’s management staff in those offices. This type of meeting and sharing of information and data is the starting point to creating relationships and a stronger US Southwest and West presence for Stantec after the merger is completed.

•	Eric, Tom, Dean, and Bob Ohlund all attended a portion of Stantec’s Southwest regional management meeting on July 21 to meet the management team of the region and participate in introductory dialogs and information sharing. Kent Stepan, who leads TKC’s Salt Lake City office, also joined Stantec’s management for a dinner during that time.

•	TKC’s Bob Ohlund and Dana Dougherty visited Stantec’s Kitchener office in Ontario, Canada during the last week of June for a similar series of introductions and relationship building.

•	The TKC staff has been very helpful at beginning to plan, assess, and evaluate opportunities to combine certain offices into needed new space for both companies, in particular Las Vegas. Also, TKC’s staff has begun to assess the cost and sequencing of name change impacts including stationary, building signage, and many other logistics. For this extra assistance, Stantec is very grateful.

•	Several projects have been pursued together between the two companies although we are still acting in an arms length (consultant — sub consultant) relationship rather than as one company. These are exciting projects and both companies are embracing the opportunities, strengths, and relationships of the other.

Our message addresses the important points that we can provide some clarity on at this time. During the next few weeks more issues will be resolved and finalized and we will be able to provide more information. As usual, please submit your questions to the Q&A section of the website. We are getting much closer to finding he answers to many of the questions we have not been able to respond to yet.

Thank you to all the TKC and Stantec staff for their hard work, patience, and dedication.

~Tony and Aram